UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Novus Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67011N 105

(CUSIP Number)

Michael Jones

General Counsel

Novartis Bioventures Ltd.

131 Front Street

Hamilton HM12, Bermuda

+1 441 298 1602

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67011N 105	Schedule 13D

(1)	Names of reporting persons Novartis Bioventures Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 499,273
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 499,273
(11)	Aggregate amount beneficially owned by each reporting person 499,273
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%(1)
(14)	Type of reporting person (see instructions) CO

(1)	Based on approximately 7 million shares of Common Stock outstanding as of May 11, 2017, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2017.

Page 2 of 9 Pages

CUSIP No. 67011N 105	Schedule 13D

(1)	Names of reporting persons Novartis AG
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 499,273
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 499,273
(11)	Aggregate amount beneficially owned by each reporting person 499,273
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%(1)
(14)	Type of reporting person (see instructions) CO

(1)	Based on approximately 7 million shares of Common Stock outstanding as of May 11, 2017, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2017.

Page 3 of 9 Pages

CUSIP No. 67011N 105	Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D amends the Schedule 13D filed with the SEC on October 1, 2014 (the “Original Schedule 13D”) and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Novus Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 19900 MacArthur Blvd., Suite 550, Irvine, CA 92612.

On May 9, 2017 (the “Closing Date”), the Issuer acquired all of the ordinary and preferred shares of Otic Pharma, Ltd., a private limited company organized under the laws of the State of Israel (“Otic”) in exchange for the issuance of certain number of shares of its Common Stock as determined pursuant to the Share Purchase Agreement between the Issuer and Otic (the “Otic Transaction”). In connection with the Otic Transaction, the Issuer effected a name change to “Novus Therapeutics, Inc.” and a 9-for-1 reverse stock-split on its Common Stock (the “Reverse Stock Split”).

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.	Identity and Background.

No changes except as described below.

(a) – (c) and (f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

(d)—(e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the executive officers and members of the Board of Directors of each of the Reporting Persons set forth on Schedule I hereto during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amounts of Funds or Other Consideration.

No changes.

Item 4.	Purpose of Transaction.

No changes except as described below.

On or about the Closing Date of the Otic Transaction, the Issuer filed amendments to its restated certificate of incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split and name change. As a result of the Reverse Stock Split, the number of issued and outstanding shares of the Issuer’s Common Stock immediately prior to the Reverse Stock Split were reduced into a smaller number of shares, such that every 9 shares of the Issuer’s Common Stock held by a stockholder immediately prior to the Reverse Stock Split were combined and reclassified into one share of the Company’s Common Stock. As a result of the shares of Common Stock issued in the Otic Transaction, the Reporting Persons’ percentage ownership in the Issuer’s shares of Common Stock decreased as described in this Amendment.

On July 15, 2015, the Reporting Persons sold 3,566 shares of Common Stock at a weighted average price of $14.258 per share.

On July 14, 2015, the Reporting Persons sold 27,861 shares of Common Stock at a weighted average price of $14.41 per share.

On July 13, 2015, the Reporting Persons sold 20,611 shares of Common Stock at a weighted average price of $14.202 per share.

Page 4 of 9 Pages

CUSIP No. 67011N 105	Schedule 13D

On June 16, 2015, the Reporting Persons sold 1,120 shares of Common Stock at a price of $14.27 per share.

On June 15, 2015, the Reporting Persons sold 14,777 shares of Common Stock at a price of $14.20 per share.

On June 12, 2015, the Reporting Persons sold 5,919 shares of Common Stock at a price of $14.20 per share.

On June 11, 2015, the Reporting Persons sold 27,875 shares of Common Stock at a price of $14.20 per share.

On March 19, 2015, the Reporting Persons sold 46,141 shares of Common Stock at a weighted average price of $14.50 per share.

On March 18, 2015, the Reporting Persons sold 3,000 shares of Common Stock at a price of $14.50 per share.

Item 5.	Interest in Securities of the Issuer.

No changes except as described below.

(a) Based on approximately 7 million shares of Common Stock outstanding as of May 11, 2017, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2017, the Common Stock held by the Reporting Persons constitutes 7.1% of the outstanding shares of Common Stock of the Issuer.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i) sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Amendment for such Reporting Person;

(ii) shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Amendment for such Reporting Person;

(iii) sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Amendment for such Reporting Person; and

(iv) shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Amendment for such Reporting Person.

(c) Except as described above, during the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by either Reporting Person.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No changes.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Agreement regarding joint filing of Schedule 13D

CUSIP No. 67011N 105	Schedule 13D

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2017

NOVARTIS BIOVENTURES LTD.

By:	/s/ H.S. Zivi
Name: Title:	H.S. Zivi Chairman

By:	/s/ Laurieann Chaikowsky
Name: Title:	Laurieann Chaikowsky Authorized Signatory

NOVARTIS AG

By:	/s/ H.S. Zivi
Name: Title:	H.S. Zivi Authorized Signatory

By:	/s/ Bartosz Dzikowski
Name: Title:	Bartosz Dzikowski Authorized Signatory

Page 6 of 9 Pages

CUSIP No. 67011N 105	Schedule 13D

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG AND NOVARTIS BIOVENTURES LTD.

Directors and Executive Officers of Novartis AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Independent Consultant	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean of the Duke University School of Medicine and Vice Chancellor for Academic Affairs at Duke University	American

Dimitri Azar, M.D., MBA	Director	Dean of the College of Medicine and Professor of Ophthalmology, Bioengineering and Pharmacology at the University of Illinois	American

Ton Buechner	Director	CEO and Chairman of the executive board of AkzoNobel	Dutch

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University	American

Elizabeth (Liz) Doherty	Director	Non-executive director and chairman of the audit committee of Dunelm Group plc; Member of the supervisory board and audit committee of Corbion NV	British

Ann Fudge	Director	Vice Chairman and Senior Independent Director of Unilever NV; Director of Northrop Grumman Corporation	American

Franz van Houten	Director	CEO and Chairman of the Executive Committee and the Board of Management of Royal Philips; Vice-Chairman and Member of the Supervisory Board of Philips Lighting	Dutch

Page 7 of 9 Pages

CUSIP No. 67011N 105	Schedule 13D

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Pierre Landolt, Ph.D.	Director	Chairman of the Sandoz Family Foundation	Swiss

Andreas von Planta, Ph.D.	Director	Board member of Helvetia Holding AG; Partner at Lenz & Staehelin	Swiss

Charles L. Sawyers, M.D.	Director	Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center; Professor of Medicine and of Cell and Developmental Biology at the Weill Cornell Graduate School of Medical Sciences; Investigator at the Howard Hughes Medical Institute	American

William T. Winters	Director	CEO and a board member of Standard Chartered	British

Joseph Jimenez	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee, Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Head of Human Resources	Member of the Executive Committee, Head of Human Resources	Belgian

Felix R. Ehrat, Ph.D.	Member of the Executive Committee; Group General Counsel	Member of the Executive Committee; Group General Counsel	Swiss

Paul Hudson	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	British

James (Jay) Bradner, M.D.	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research; 250 Massachusetts Avenue, Cambridge, MA 02139, USA	American

Richard Francis	Member of the Executive Committee; CEO, Sandoz	Member of the Executive Committee; CEO, Sandoz	British

F. Michael (Mike) Ball	Member of the Executive Committee; CEO, Alcon	Member of the Executive Committee; CEO, Alcon; 6201 South Freeway Fort Worth, TX 76134, USA	American

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German

Page 8 of 9 Pages

CUSIP No. 67011N 105	Schedule 13D

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
André Wyss	Member of the Executive Committee; President, Novartis Operations and Country President for Switzerland	Member of the Executive Committee; President, Novartis Operations and Country President for Switzerland	Swiss

Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Global Head Drug Development and Chief Medical Officer	Member of the Executive Committee; Global Head Drug Development and Chief Medical Officer	American

Bruno Strigini	Member of the Executive Committee; CEO, Novartis Oncology	Member of the Executive Committee; CEO, Novartis Oncology	French

Directors and Officers of Novartis Bioventures Ltd.

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Bioventures Ltd. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Bioventures Ltd. and (ii) the business address of each director and executive officer of Novartis Bioventures Ltd. is 131 Front Street, Hamilton HM12, Bermuda.

Name	Relationship to Novartis Bioventures Ltd.	Present Principal Occupation	Citizenship
Henri Simon Zivi	Chairman of the Board of Directors	General Manager of Novartis International Pharmaceutical Ltd.	Swiss

Michael Jones	Director	General Counsel of Novartis International Pharmaceutical Ltd.	British

Sarah Demerling	Director	Business executive	British

Page 9 of 9 Pages